MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

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Reply Attention of	William Macdonald
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EMail Address	wmacdonald@wlmlaw.ca
Our File No.	0834-0001 / INTELBAHN- SEC Response Letter (September 2009)(W0032522).DOC

September 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Cannarella, Staff Accountant
Division of Corporate Finance

Dear Sirs:

Re:	Intelbahn Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2008
Filed February 12, 2009
File No. 0-52560

We are the solicitors for the Company. We refer to your letter of September 9, 2009 addressed to the Company with your comments on the Company's Form 10-KSB, filed February 12, 2009. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-KSB for the Fiscal Year Ended October 31, 2008

1.

We propose to update the section entitled “Controls and Procedures” to disclose the Company’s principal executive officer and principal financial officer’s conclusion of the effectiveness of the Company’s disclosure controls and procedures The Company’s principal executive officer and principal financial officer concluded that the disclosure controls and procedures were not effective as of the end of the Company’s fiscal year.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

We propose the following disclosure:

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were not effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management of our company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. Our company's internal control over financial reporting is a process designed under the supervision of our company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of October 31, 2008, management assessed the effectiveness of our company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.The matters involving internal controls and procedures that our company's management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee and lack of a majority of outside directors on our company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our company's Chief Financial Officer in connection with the audit of our financial statements as of October 31, 2008 and communicated the matters to our management.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on our company's financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on our company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in our company's determination to its financial statements for the future years.

We are committed to improving our financial organization. As part of this commitment, we will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to our company: i) Appointing one or more outside directors to our board of directors who shall be appointed to the audit committee of our company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and ii) Preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on our company's Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support our company if personnel turn over issues within the department occur. This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues our company may encounter in the future.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow. This annual report does not include an attestation report of our company's registered accounting firm regarding internal control over financial reporting.

Management's report is not subject to attestation by our company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 or 15d-15 under the Exchange Act that occurred during the small business issuer's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

We look forward to the receipt of any further comments which you may have in regard to our proposed amendment to the Form 10-KSB. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:       /s/ William L. Macdonald

              William L. Macdonald